Exhibit 99.1

March 28, 2025

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street NE

Washington, D.C. 20549

Re: Belite Bio, Inc

Ladies and Gentlemen:

We have read the statements in the Form 6-K dated March 28, 2025, of Belite Bio, Inc (“the Company”) to be filed with the Securities and Exchange Commission and we agree with such statements therein as related to our firm. We have no basis to and, therefore, do not agree or disagree with the other statements made by the Company in the Form 6-K.

Respectfully submitted,

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

New York, New York

March 28, 2025